FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                 January, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release of Huaneng Power International Inc. on December 23, 2002, in English regarding signing an agreement to acquire 25% interest in Shenzhen Energy Group.

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                        [HUANENG LOGO GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
       Signs Agreement to Acquire 25% Interest in Shenzhen Energy Group


(Beijing, China, January 28, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that it has entered into an agreement with Shenzhen Energy Group Co., Ltd. ("SEG") and Shenzhen Investment Holding Corporation ("SIH") to acquire in cash payment a 25% interest in SEG. The consideration amounted to RMB 2.39 billion.


According to the sale and purchase agreement, the Company will subscribe for newly issued shares representing 10% of SEG's enlarged share capital and will acquire existing shares held by SIH representing 15% of SEG's enlarged share capital. Upon completion of the transaction, the Company and SIH will hold 25% and 75% equity interest in SEG's enlarged share capitals respectively. SIH is a state-owned company controlled by the Shenzhen Municipal Government. The transaction is still subject to the approvals by the Shenzhen Municipal Government and other relevant government authorities.


SEG is principally engaged in investing in, developing and operating power generation assets. SEG controls over 75% of the total installed generation capacity of Shenzhen Municipality, and is one of the leading independent power producers in Guangdong Province. SEG's main power assets consist of its holdings in five power generation companies which in turn hold interests in six power plants, namely, Mawan Power Plant, Yueliangwan Power Plant, Xibu Power Plant, Shajiao B Power Plant, Tongling Power Plant and Nanshan Power Plant. Except for Tongling Power Plant, which is located in Anhui Province, all the other power plants are located in Shenzhen. SEG's total installed capacity will grow from 3,509MW (as of December 31, 2002) to 3,809MW once Unit 6 of Xibu Power Plant is put into commercial operation in August 2003.


As at June 30, 2002, the total asset of SEG amounted to RMB 13.86 billion, and its net assets were RMB 4.97 billion. For the twelve months ended December 31, 2001, SEG generated an operating revenue of RMB 4.75 billion and a net profit of RMB 740 million. For the six months ended June 30, 2002, SEG generated an operating revenue of RMB 2.73 billion and a net profit of RMB 470 million.


The transaction will enable the Company to enlarge its market share in Guangdong Province, in particular Shenzhen Municipality, an area with rapid economic growth and substantial power demand. The transaction will further enhance the Company's position as a leading independent power producer in the PRC, and is consistent with the Company's long-term growth strategy of placing dual emphasis on development and acquisition. Upon completion of the transaction, the Company's total generation capacity on an equity basis will be increased to 14,780MW.


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. The total generation capacity on an equity basis of the Company is 14,363 MW.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                             By /s/ Wang Xiaosong
                               --------------------

                              Name:  Wang Xiaosong
                              Title: Vice Chairman


                            Date: January 29, 2003